BWT
BEST WATER TECHNOLOGY

www.bwt-group.com

BWT - Aktiengesellschaft
A-5310 Mondsee / Austria
Walter - Simmer - Strasse 4
Telefon +43/6232/5011- 0
Telefax +43/6232/4058
E-Mail: office@bwt.at

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20548
United States of America

Rule 12g3-2(b) File No. 82-5222

Mondsee, 16th January 2004

BWT AG 82-5221
Rule 12g3-2(b) File No. ~~82-5222~~

The enclosed Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BWT AG (The "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (The "Act") afforded by Rule 12g3-2(b) there-under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours Sincerely,

Rita Garlock
Assistant to the Board

Enclosure:
Press Release /
Christ AG signs LOI for AMD semiconductor plant in Dresden

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BEST WATER TECHNOLOGY

PRESSEMITTEILUNG

Mondsee, 2004-01-16

Christ AG unterzeichnet Vorvertrag für AMD Halbleiterwerk FAB 36 in Dresden

Christ AG, ein Tochterunternehmen der BWT AG, ist im Rahmen eines LOI als Lieferant für die Reinstwasseraufbereitung des AMD Halbleiterwerkes FAB 36 in Dresden präqualifiziert worden. Eine Vertragsunterzeichnung ist in den nächsten zwei Monaten zu erwarten.

Die BWT Best Water Technology Gruppe ist mit ihren 65 Konzerngesellschaften und rund 2.700 Mitarbeitern das führende europäische Wassertechnologieunternehmen. BWT übernimmt die Verantwortung für den gesamten Wasserkreislauf – „von der Quelle bis zum Sickerwasser" – und bietet Produkte und kundenspezifische Lösungen für Trinkwasser-, Schwimmbadwasser-, Prozesswasser-, Reinstwasser- und Abwassertechnik für Privathaushalte, Hotels, Industrie und Kommunen an.

Mehr Informationen über die BWT Gruppe finden Sie unter www.bwt-group.com

Kontakt:

BWT Aktiengesellschaft
A-5310 Mondsee, Austria
Walter-Simmer-Straße 4
Tel. +43 6232 5011-1113
Fax. +43 6232 5011-1191
E-mail: investor.relations@bwt.at

PRESS RELEASE

Mondsee, 2004-01-16

Christ AG signs LOI for AMD semiconductor plant FAB 36 in Dresden

Christ AG, a wholly owned subsidiary of BWT AG, has been prequalified in a LOI for supplying the ultra-pure water treatment system for AMD's semiconductor plant FAB 36 in Dresden, Germany. The signing of the contract is to be expected in the coming two months.

BWT Best Water Technology is the leading European water technology group with 65 group companies and some 2.700 employees. BWT has dedicated itself to take on responsibility for the entire water cycle – from the source back to earth – and is offering customized, sustainable products and solutions in the areas of drinking water, swimming pool water, process water, ultra pure water, and waste water.

More information on BWT Best Water Technology is provided under www.bwt-group.com

Contact:

BWT Aktiengesellschaft
A-5310 Mondsee, Austria
Walter-Simmer-Straße 4
Tel. +43 6232 5011-1113
Fax. +43 6232 5011-1191
E-mail: investor.relations@bwt.at

PRESSEMITTEILUNG

Mondsee, 2004-01-16

Christ AG unterzeichnet Vorvertrag für AMD Halbleiterwerk FAB 36 in Dresden

Christ AG, ein Tochterunternehmen der BWT AG, ist im Rahmen eines LOI als Lieferant für die Reinstwasseraufbereitung des AMD Halbleiterwerkes FAB 36 in Dresden präqualifiziert worden. Eine Vertragsunterzeichnung ist in den nächsten zwei Monaten zu erwarten.

Die BWT Best Water Technology Gruppe ist mit ihren 65 Konzerngesellschaften und rund 2.700 Mitarbeitern das führende europäische Wassertechnologieunternehmen. BWT übernimmt die Verantwortung für den gesamten Wasserkreislauf – „von der Quelle bis zum Sickerwasser" – und bietet Produkte und kundenspezifische Lösungen für Trinkwasser-, Schwimmbadwasser-, Prozesswasser-, Reinstwasser- und Abwassertechnik für Privathaushalte, Hotels, Industrie und Kommunen an.

Mehr Informationen über die BWT Gruppe finden Sie unter www.bwt-group.com

Kontakt:

BWT Aktiengesellschaft
A-5310 Mondsee, Austria
Walter-Simmer-Straße 4
Tel. +43 6232 5011-1113
Fax. +43 6232 5011-1191
E-mail: investor.relations@bwt.at

PRESS RELEASE

Mondsee, 2004-01-16

Christ AG signs LOI for AMD semiconductor plant FAB 36 in Dresden

Christ AG, a wholly owned subsidiary of BWT AG, has been prequalified in a LOI for supplying the ultra-pure water treatment system for AMD´s semiconductor plant FAB 36 in Dresden, Germany. The signing of the contract is to be expected in the coming two months.

BWT Best Water Technology is the leading European water technology group with 65 group companies and some 2.700 employees. BWT has dedicated itself to take on responsibility for the entire water cycle – from the source back to earth – and is offering customized, sustainable products and solutions in the areas of drinking water, swimming pool water, process water, ultra pure water, and waste water.

More information on BWT Best Water Technology is provided under www.bwt-group.com

Contact:

BWT Aktiengesellschaft
A-5310 Mondsee, Austria
Walter-Simmer-Straße 4
Tel. +43 6232 5011-1113
Fax. +43 6232 5011-1191
E-mail: investor.relations@bwt.at